Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

OCTOBER 31, 2022

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended October 31, 2022 and October 31, 2021.

	12 Months Ended October 31, 2022 Actual	12 Months Ended October 31, 2021 Actual
Interest coverage on subordinated indebtedness	79.95 times	53.65 times

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month period ending October 31, 2022 and October 31, 2021 the average monthly exchange rates were $1.2918 per US$1.00 and $1.2554 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2022 were $18,111.58 million, which is 79.95 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2021 were $10,453.18 million, which is 53.65 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The amounts and ratios reported above are derived from information in the consolidated financial statements for the year ended October 31, 2022.